UCI MEDICAL AFFILIATES, INC.

1818 Henderson Street

Columbia, South Carolina 29201

March 28, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib
Division of Corporation Finance

Re:	UCI Medical Affiliates, Inc.

Amendment No. 1 to Form 10-K

Filed January 28, 2011

File No. 000-13265

Form 10-K

Filed December 28, 2011

File No. 000-13265

Dear Mr. Gharib:

On behalf of UCI Medical Affiliates, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 8, 2011 to Michael Stout with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2010, filed on December 28, 2011 (the “Form 10-K”), and the Amendment No.1 to the Form 10-K filed on January 28, 2011 (the “Amendment”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Amendment, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Amendment. We have sent to your attention via overnight mail a courtesy copy of this letter as filed via EDGAR.

Securities and Exchange Commission

March 28, 2011

Form 10-K/A, filed January 28, 2011

Item 10. Directors, Executive Officers and Corporate Governance, page 4

1.	Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended September 30, 2011 which discloses the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director as required under Item 401(e) of Regulation S-K.

Response: The Company’s Form 10-K for the fiscal year ended September 30, 2011 will include the following additional disclosure for the directors and director nominees:

Harold H. Adams, Jr. With his extensive experience in the liability insurance industry the Board believes that Mr. Adams brings strong insurance and operational expertise to the Board. In addition, Mr. Adams maintains extensive professional affiliations and has a longstanding reputation of service and involvement in the local business community. His standing in and knowledge of the local business community is of significant benefit to the Company.

Joseph A. Boyle, CPA The Board believes that’s Mr. Boyle’s experience as a certified public accountant and as an auditor of public companies, and his service as an executive officer and director of Affinity, provides the Board with unique public company management insight.

Ann T. Burnett The Board believes that her experience as an executive officer of BlueChoice provides the Company with very valuable information concerning various healthcare professionals that practice in our existing markets and the competitive climate of various markets into which we from time to time consider expansion.

Jean E. Duke, CPA The Board selected Ms. Dukes, a certified public accountant, to serve as a director because it believes she possesses valuable financial expertise and experience with the operation of both public and private companies. In addition, Ms. Duke maintains extensive professional affiliations and has a longstanding reputation of service and involvement in the local business community. Her standing in and knowledge of the local business community is of significant benefit to the Company.

Thomas G. Faulds The Board believes that Mr. Faulds’ extensive knowledge of, and experience in, the health insurance industry, is of immense value to the Company.

John M. Little, Jr., M.D., MBA The Board believes that Dr. Little’s role as the Chief Medical Officer of the largest health insurer in South Carolina gives him knowledge of the ever-changing health insurance and regulatory environment that is very beneficial to the Company.

Charles M. Potok The Board believes that Mr. Potok has demonstrated the highest professional and personal ethics and has developed a good working relationship with the other Board members. With his extensive leadership and management skills, he has helped guide the Company’s Board of Directors for a significant number of years.

Timothy L. Vaughn, CPA The Board believes that Mr. Vaughn’s financial expertise and insight in the management of a health insurer provide valuable contributions to the Company.

Securities and Exchange Commission

March 28, 2011

Item 11. Executive Compensation

Base Salary, page 9

2.	You disclose on page 9 that you consider the salary levels of other chief executive officers and chief financial officers at similar institutions in the Southeast in determining the base salary of Dr. Stout and Mr. Boyle, respectively. It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions. Please provide proposed disclosure for your Form 10K for the fiscal year ended September 30, 2011 that identifies the companies you consider to be similar institutions in the Southeast which you consider the salary level of Dr. Stout and Mr. Boyle. See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In setting the 2011 salary levels for each of the Company’s executive officers, the Committee considered the salary levels of other chief executive officers and chief financial officers at similarly-sized public institutions in the Southeast. Although the Committee did not base its decisions regarding salary solely on this information, it did use such data as relevant guidance. The institutions comprising this reference group were: (i) Biotel, Inc., (ii) Coastal Banking Company, (iii) Community Capital Corp., (iv) Community First Bancorp, (v) First Community Corp., (vi) Hampshire Group Ltd., (vii) Peoples Bancorp, and (viii) Span America Medical Systems.

Incentive Cash Compensation and Cash Bonuses, page 9

3.	You disclose that after the commencement of each fiscal year, the Committee determines, and informs the executive officer, of a range of incentive cash bonus. In setting the ranges, the Committee takes into account, among other things, management’s estimated revenue and pre-tax income of the Company for such fiscal year. At the conclusion of the fiscal year, the Committee determines the amount of cash incentive compensation earned by each executive officer, if any, based upon the Company’s overall success, growth, and financial performance (measured in large part by the Company’s revenues and pre-tax income) for the year and individual executive’s performance. Please provide proposed disclosure for your Form 10-K for the fiscal year ended September 30, 2011 that includes

•	each officer’s range of incentive cash bonus; and

•

the specific factors taken into account in setting the range, including, the specific amount of management’s estimated revenue and pre-tax income of the Company for such fiscal year and any other factors, objectives that are considered.

In addition, please confirm that you will disclose in your Form 10-K for the fiscal year ended September 30, 2011

•	the Committee’s evaluation of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and

•	any other factors that were considered by the Committee that affected the actual cash bonuses awarded.

Securities and Exchange Commission

March 28, 2011

Response: The 2011 Incentive Bonus Plan (the “Plan”) is a 60-point plan that is substantially similar to the plan used for the fiscal year ended September 30, 2010. Under the Plan, executives can earn a maximum bonus of 60% of their total executive compensation based on the number of points achieved under the Plan matrix. The points determine the value of all incentive compensation, i.e. all cash, equity, and any cash paid to cover taxes on equity compensation (as applicable). The Plan also requires executives to take a minimum of 15% of any award in the form of equity compensation in order to better align their interest with the interest of shareholders.

The Plan awards points primarily based on the Company’s overall performance in revenue, operating margin, and general and administrative (G&A) expenses (the “Performance Metrics”). The Plan sets a target amount for each of the Performance Metrics that, if achieved, entitles the executives to 30 of the 60 available points as well as target amounts for the full amount of points available for each Performance Metric (60 points total). These target amounts are set forth below:

Criteria	Base Target (30 points)	Max Target (60 points)
Revenue	$89,819,291	$90,829,758
Operating Margin (%)	19.68%	20.58%
G&A Expenses	$12,839,406	$12,639,406

The Company’s overall performance relative to each base criterion may merit additional or less points under the Plan depending on its relation to the Base Targets set forth above. The associated incremental steps under the Plan are set forth below (results between whole percentage increments will be interpolated):

Criteria	Points – Base Target	Single Point Increments	Maximum Points
Revenue	5.0	$202,093	10.0
Operating Margin (%)	20.0	.0444444%	40.0
G&A Expenses	5.0	$40,000	10.0

The Plan applies equally to each of the Company’s executive officers. Accordingly, each officer has the following range of potential incentive compensation under the Plan (based on their 2011 salaries):

Executive	2011 Salary	Total Incentive Bonus @ Base Level	Total Incentive Bonus @ Maximum Level
D. Michael Stout, M.D.	$359,433	$107,830	$215,660
Joseph A. Boyle, CPA	$228,730	$68,619	$137,238

In determining both the individual Performance Metrics to evaluate and the associated range of incentive compensation, the Committee considered the relation of each metric to the Company’s overall health. The Committee considers the Company’s revenue, operating margin, and G&A expense level to be critical indicators of the Company’s performance with respect to growth, sustainability, management of operating expenses, and management of overhead. The Committee also considered the relation between the estimated impact on the Company’s pre-tax income resulting from the Company’s

Securities and Exchange Commission

March 28, 2011

performance respective to each metric and the resulting incentive compensation under the Plan (and assumed related deferred compensation). At the base level (30 points), the Committee estimated pre-tax income at $4,835,063 and total incentive compensation cost (bonus and assumed match to deferred compensation) at $233,587 (4.83% of pre-tax income). At the maximum level (60 points), the Committee estimated pre-tax income at $6,051,369 and total incentive compensation cost (bonus and assumed match to deferred compensation) at $467,175 (4.83% of pre-tax income). The Committee also considered the benefit associated with each of the incremental step amounts identified above against the “cost” of such benefits in the form of the increase (or decrease) of the resulting incentive award.

The allocation of points to each of the Performance Metrics is indicative of the Committee’s evaluation of the relative importance of each factor. The Committee’s decision to allocate a majority of the points to the Company’s operating margin reflects their belief that the operating margin is the best measure of the Company’s ability to manage its operating expenses in the face of its ongoing attempts to expand and grow revenues. The emphasis on the Company’s operating margin is also indicative of the Committee’s recognition of the substantial impact on pretax income changes in operating expenses can have. Although the inclusion of the other two metrics clearly flows from the Committee’s belief that they are important objective indicators of the Company’s health, the lower relative weight assigned to them is indicative of the Committee’s recognition of imperfections with each as a measurement tool.

The Company’s performance relative to the criterion and matrix described above will be disclosed and discussed in the Company’s Form 10-K for the fiscal year ended September 30, 2011 as it pertains to any grants awarded under the Plan. In addition to a discussion of any awards made to executives under the Plan, the Company’s Form 10-K will also include disclosure regarding any other discretionary awards made by the Committee outside of the Plan and any factors considered by the Committee in determining such subjective bonuses.

Certain Relationships and Related Transactions and Director Independence, page 15

4.	You disclose that you have entered into Administrative Services Agreements with Doctors Care, P.A., Progressive Physical Therapy, P.A., Carolina Orthopedic & Sports Medicine, P.A. and Doctors Care of Tennessee, P.C. It does not appear that you have filed copies of your Administrative Services Agreements and related Stock Purchase Option and Restriction Agreements with Progressive Physical Therapy, P.A. and Carolina Orthopedic & Sports Medicine, P.A. Please file copies of these agreements pursuant to Item 601 (b)(10)(ii)(A) of Regulation S-K.

Response: The Administrative Services Agreements and related Stock Purchase Option and Restriction Agreements with Progressive Physical Therapy, P.A. and Carolina Orthopedic & Sports Medicine, P.A. were filed as exhibits to the Company’s current report on Form 8-K filed on May 31, 2005. The exhibit index of the Company’s Form 10-K for the fiscal year ended September 30, 2011 shall indicate that such agreements are incorporated by reference.

5.	Please file a copy of your agreement(s) with BlueChoice and CP&C regarding their option to purchase as many shares from you as may be necessary for BCBS and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of your outstanding common stock.

Securities and Exchange Commission

March 28, 2011

Response: The agreements granting an option to purchase as many shares from the Company as may be necessary for Blue Cross and Blue Shield of South Carolina and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of the Company’s outstanding common stock will be filed as exhibits to the Company’s Form 10-K for the period ended September 30, 2011.

6.	Please provide proposed disclosure for your Form 10-K for the fiscal year ended September 30, 2011 that describes your policies and procedures for the review, approval, or ratification of any related party transaction. Please see Item 404(b) of Regulation S-K for guidance.

Response: The Company’s Form 10-K for the fiscal year ended September 30, 2011 will include the following disclosure:

The Board of Directors has adopted policies and procedures with respect to related party transactions. The Board of Directors reviews and assesses any related party transactions involving our directors and their immediate family members and certain of their affiliates. Our governance principles also address director requirements designed for the avoidance of conflicts of interest and disclosure of conflicts of interest or potential conflicts of interest, and prohibit loans or extensions of credit to directors. To help us perform our independence and related party transaction analysis, we require that each senior executive officer, director and director nominee complete an annual questionnaire and report all transactions with us in which such persons (or their immediate family members and certain of their affiliates) had or will have a direct or indirect material interest (except for salaries and other compensation and benefits, directors’ fees, and dividends on our stock). It is our general intention to avoid such transactions. We use the questionnaires and periodic training to help ensure the effective implementation and monitoring of compliance with such policies and procedures. If any such related party transactions are disclosed, they are submitted to the Board for consideration and approval.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

UCI MEDICAL AFFILIATES, INC.

By:	/s/ Joseph A. Boyle
Name:	Joseph A. Boyle, CPA
Title:	Executive Vice President and Chief Financial Officer